UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

People’s Republic of China
Tel: +86 152 1005 4919

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Resignation and Appointment of Independent Directors

Mr. Gerald T. Neal, an independent director of Akso Health Group (the “Company”), member of the audit committee of the board of directors of the Company (the “Board”), chair of the compensation committee and member of the nominating & corporate governance committee of the Board, notified the Company of his resignation as a director for personal reasons, effective February 28, 2026. Mr. Neal’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on March 16, 2026, the board of directors of the Company appointed Mr. Jianqiang Xu, a new independent director of the Board, as member of the audit committee of the Board, chair of the compensation committee and member of the nominating & corporate governance committee of the Board. The biographical information of Mr. Neal is set forth below.

Mr. Jianqiang Xu, aged 62, has extensive experience in neurosurgery and hospital administration. Mr. Xu currently serves as Director of the Department of Neurosurgery, Vice President, and President of Fengfeng Group General Hospital, a Class III Grade A hospital in China since 2016. He specializes in the microsurgical treatment of intracranial and intraspinal tumors. Mr. Xu has published more than 40 academic papers in core journals and SCI-indexed publications and has edited four professional books. He has also spoken at certain provincial, national, and international neurosurgery and trauma conferences in September 2017. Mr. Xu received a bachelor’s degree in Medicine in 1986 and a master’s degree in Surgery in June 2001.

Mr. Xu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Xu also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Director Offer Letter, dated March 20, 2026, by and between Jianqiang Xu and Akso Health Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

Date: March 23, 2026

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